SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 10, 2010, as amended by Amendment No. 1 filed on June 28, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Item 11 of the Schedule is amended as follows:

(a)(5) LQ, LQ Acquisition, Inc., and the directors of LQ have been named defendants in a lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that LQ, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to LQ’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(A) hereto.

(2) Item 12 of the Schedule TO is amended as follows:

The following are added as new exhibits:

Exhibit No.	Description
(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

Exhibit No.	Description

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.*

(c)(1)	Presentation of Raymond James & Associates, Inc. (“Raymond James” or “RJ”) to the Special Committee of Life Quotes presented on June 4, 2010.*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.*

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*	Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 2 TO SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ ROBERT S. BLAND
Robert S. Bland President and Chief Executive Officer

ROBERT S. BLAND

/S/ ROBERT S. BLAND
Robert S. Bland

Date: June 29, 2010 (LQ Acquisition, Inc.)

Date: June 29, 2010 (Robert S. Bland)

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